
July 26, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane,   #101
Hilton Head Island, SC   29928

Re: Sutor Technology Group Limited
       Amendment No. 2 to Registration Statement on Form S-1
       Filed on July 13, 2007
       File No.: 333-141450

Dear Mr. Groh:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selected Quarterly Financial Information, page 16</u>

1. Please revise the quarterly data presented for March 31, 2007 to agree to the numbers seen on page 18 of your financial statements. In this regard, it appears that your current disclosure does not reflect the restatements discussed in Note 1 to your financial statements.

Results of Operations, page 20

2. We note your tabular presentation of segmental results for the nine months ended March 31, 2007 on page 22. Please revise this table to agree to the numbers seen in your segment footnote on page 17 of your financial statements, and ensure that the numbers presented add across to the "Total" column.

3. We note your narrative analysis of total operating expenses on page 25. Please revise the first sentence of this paragraph to indicate, if true, that your total operating expenses increased $3.36 million to $5.35 million for the nine months ended March 31, 2007.

Our Customers, page 44

4. Please include in the registration statement response #4 in your letter dated July 13, 2007 concerning the scheduled expiration of the agreement with Shanghai Huaye.

Selling Stockholders, page 45

5. Also, include in the registration statement response #5 in your letter dated July 13, 2007 which states that you are not registering for resale at this time, those shares Ms. Chen has placed in escrow.

Financial Statements

Financial Statements of Sutor Technology Group Limited and Subsidiaries
Note 2 – Significant Accounting Policies – Basic and Diluted Earning per Common Share, page 9

6. We note your tabular calculation of basic and diluted earnings per share for 2007 on page 10. Please revise this table so that the total weighted average number of shares outstanding equals the weighted average common shares outstanding plus the effect of the participating convertible Series A and Series B Preferred Stock.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3733 or Jennifer Thompson, Review Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director